UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2012

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

85 Medinat Hayehudim St., Herzliya
Pituach, PO Box 4033,

Herzliya 46140, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   N/A

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. dated May 22, 2012 is hereby incorporated by reference into the registration statements on Form F-3 (File No. 333-141529, File No. 333-147024 and File No. 333-153055) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on March 23, 2007, October 30, 2007 and August 15, 2008, respectively, and the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) filed by XTL Biopharmaceuticals Ltd. with the Securities and Exchange Commission on December 14, 2007, January 18, 2008, and October 28, 2008, respectively.

XTL Biopharmaceuticals Ltd. Announces Agreement for the Acquisition of Control over InterCure

Below is a summary English translation (from Hebrew) of a report by XTL Biopharmaceuticals Ltd. as published in the Israeli stock exchange.

The Company is hereby pleased to announce that on June 13, 2012, the Company engaged in an agreement according to which the Company will acquire the control over InterCure Ltd., a public company traded on the Tel-Aviv Stock Exchange (“TASE”) that develops and markets home medical devices for treating hypertension and stress (“InterCure”) in consideration for investing an aggregate amount of $3,250,000 into InterCure (partly in cash and partly by the allocation of Company shares), together with Medica Venture Partners1 (“Medica Fund”) mainly based on the principles and terms specified below (the “Agreement”):

1.	Effective from the date of signing the Agreement, InterCure will act to complete a debt settlement pursuant to Section 350 to the Israeli Companies Law, 1999 (“the Settlement” and “the Companies Law”, respectively), prior to the closing of the transaction, according to which InterCure will convert its entire debts into Ordinary shares of InterCure based on a distribution agreed upon by InterCure and its creditors.

InterCure has undertaken to be free of any net debts and/or monetary liabilities on the date of closing of the transaction as well as free of any contingent liabilities, excluding an amount of up to $150,000 in net liabilities. Medica Fund has undertaken to provide InterCure a loan of $100,000 on the same date (“the Medica loan”) such that on the date of closing of the transaction between the Company and InterCure, InterCure’s total outstanding net debts will not exceed $50,000. The Medica loan will have preference over all of InterCure’s outstanding loans and the loan will be converted into share capital of InterCure upon the Company’s investment according to InterCure’s Adjusted Value as hereby defined. The parties also agreed that the consummation of the transaction will be subject to obtaining the TASE’s approval that InterCure’s shares have been returned to trade on the main market on TASE.

2.	InterCure will be allocated Ordinary shares of the Company and/or will receive a cash investment in an aggregate amount of $2,200,000, at the Company’s sole discretion, based on the quoted market price of the Company’s share on the date of signing the Agreement and according to a $1,750,000 pre-money valuation of InterCure (but after all of InterCure’s debts are converted as discussed in section 1 above) (“InterCure’s Adjusted Value”). In addition, the Company and Medica Fund will provide InterCure an amount of at least $1,050,000 ($500,000 and $550,000 respectively), in cash and/or by way of an agreement for providing management and operation services in consideration for the allocation of InterCure shares to the Company and Medica Fund. All the amounts provided in cash according to this section, excluding the agreement for providing management and operation services mentioned above, will be invested according to InterCure’s Adjusted Value. The parties also agreed that the date of closing shall not be later than September 30, 2012 and that in case the transaction is not closed by that date, the Company will have the right to cancel it.

1 A group of venture capital funds that to the best of the Company’s knowledge consists of the following entities: Medica II Investments (International) L.P. (Cayman Islands incorporated limited partnership), Medica II – Baxter L.P. (Israeli incorporated limited partnership), Medica II Investments (PF) (Israel) L.P. (Israeli incorporated limited partnership), and Medica II Investments (Israel) L.P. (Israeli incorporated limited partnership) that hold InterCure’s shares together and where the General Partner is Medica II Management L.P.

3.	At any given time from the date of closing, XTL will have the right to purchase the shares it allocated according to section 2 above at their market value and in any event, at a price per share that is not lower than the share’s quoted market price on the date of signing the Agreement.

4.	After the investment is completed, the Company will incorporate InterCure’s entire operations activity or bear the related costs, subject to the agreement for providing management and operation services discussed above, including all the employees required to perform this activity, at the Company’s sole discretion. (“the transfer of the operation activity”).

5.	Upon the transfer of the operation activity, the Company and InterCure will enter into an agreement whereby the Company will grant InterCure management and operation services in connection with InterCure’s employees (“the management and operation service agreement”) for the following consideration:

InterCure will grant the Company and Medica Fund warrants to purchase shares which will represent 25% of InterCure’s share capital after the investment is completed and which will be exercisable into shares of InterCure by the Company and Medica Fund at no additional consideration (“warrant B”). Warrant B will be exercisable subject to the fulfillment of the following conditions on a cumulative basis:

a)	The Company and Medica Fund will bear the direct expenses relating to the management and operation services in the amount of $500,000 ($330,000 and $170,000 respectively).At the date of closing the transaction, Medica Fund will transfer its whole part in cash to InterCure and the Company will transfer $30,000 of its part to InterCure in cash.;

b)	The operation activity performed by the Company will be transferred back to InterCure.

If the Company and Medica Fund do not exercise warrant B after meeting the above conditions, the Company and Medica Fund will be entitled to receive a current fee for the management and operation service agreement in the amount of the cost of the actual services plus a fixed 15% margin of such cost.

6.	The consummation of the transaction is contingent on the fulfillment of the following prerequisites:

6.1	The approval of InterCure’s holders of debentures (series A and B), the holders of private debentures and remaining creditors of InterCure.

6.2	The approval of InterCure’s audit committee and board of directors, the approval of the meetings of the holders of InterCure’s each securities’ and of its creditors in the context of the arrangement and the court’s approval of said arrangement.

6.3	Obtaining all the required approvals of the relevant authorities such as the Israeli Tax Authority, the Israel Securities Authority, TASE etc.

In addition, it should be noted that the Agreement contains understandings in relation to InterCure’s chief executive officer post the completion of the transaction and directives in relation to indemnification is certain cases as detailed in the Agreement.

7.	In addition to the above-mentioned, the parties agreed that at the date of signing the Agreement, the Company shall make a loan in a total framework amount of $120,000 for the benefit of InterCure (“Loan Framework”). The Loan that will actually be received will have seniority over all of InterCure’s outstanding loans, including all the debentures holders. The status of the loan will be defined as “liquidation costs status”. Upon the closing of the transaction, the actually received loan shall become to be part of the consideration the Company is required to pay. In case the transaction will not be completed due to reasons that are unrelated to the Company, the actually received loan shall be repaid by InterCure, plus 7% annual interest.

Contact:

Investor Relations, XTL Biopharmaceuticals Ltd.

Tel: +972 9 955 7080, Email: ir@xtlbio.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: June 14, 2012	By:	/s/ David Grossman
Name: David Grossman Title: Chief Executive Officer